KINGSWAY FINANCIAL SERVICES INC.
     45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439

October 19, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 8, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated October 12, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Note 12: Revenue from Contracts with Customers, page 21

Comment:

1. We acknowledge your response to prior comment 2. Please address the following:

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You state that you use a cost to cost approach to allocate transaction price to each of the two distinct performance obligations in the PWSC warranty contracts. Please explain the apparent inconsistency between that statement and your proposed disclosure in response to comment 3 in which you state that you used the estimated cost plus margin approach to estimate the standalone selling price for each of the performance obligations in order to allocate the transaction price to the two separate performance obligations identified.

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Provide us your detailed analysis under SAB 99 substantiating why your $990,000 overstatement of revenues for the first half of 2018 is not material and does not warrant restatement. In your response, tell us the amount of the overstatement in each of the first two quarters of 2018 and why each of those quarters and the six-month period are not materially misstated especially considering that the overstatement appears significant to your pre-tax loss from continuing operations for the six months ended June 30, 2018. To the extent you can substantiate why a restatement is not required, provide us proposed disclosure to be included in your third quarter 2018 Form 10-Q describing the adjustment recorded during that quarter to correct your prior error in accounting.

Company’s Response:

In response to your first comment, the Company acknowledges that we were inconsistent within our prior response to comment 2 in that we interchangeably used the terms “cost-to-cost approach” and “cost plus margin model” to refer to the same methodology for estimating the standalone selling prices of PWSC’s two performance obligations.

Below is a revised first paragraph of our response to prior comment 2:

The Company acquired PWSC on October 12, 2017. During the first two quarters of 2018, the Company used the residual method to estimate the standalone selling price of its warranty administrative services performance obligation. As the Company continues to better understand this newly acquired business, and with the assistance of a nationally recognized accounting firm, the Company has applied the expected cost plus a margin approach to estimate the standalone selling price of its warranty administrative services performance obligation based upon its determination of the costs associated with fulfilling this performance obligation. As described in our August 13, 2018 response to comment 2, the Company previously had applied the expected cost plus a margin approach to estimate the standalone selling price for its other warranty services performance obligation. As a result, the Company has developed an expected cost plus a margin model for each of the two distinct performance obligations in the PWSC warranty contracts. The Company is able to apply these two models to estimate the standalone selling prices of the two performance obligations. The relative percentage of expected costs plus a margin associated with the warranty administrative services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the warranty administrative services performance obligation, which PWSC recognizes as earned at the time the home is enrolled and the warranty product is delivered. The relative percentage of expected costs plus a margin associated with the other warranty services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the other warranty services performance obligation, which PWSC recognizes as earned as services are performed over the warranty coverage period. As a result of the Company’s revised analysis, it was concluded that the application of this expected cost plus a margin approach will result in the Company recognizing revenue more slowly compared to the previously calculated revenue recognition pattern.

Below is a revised response to prior comment 3, proposing revised disclosure to be included in future periodic reports:

The Company proposes to enhance its disclosure in Note 12, Revenue from Contracts with Customers, in future periodic filings as follows, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2018:

PWSC’s homebuilder warranty service fees include fees collected from the sale of warranties issued by new homebuilders. PWSC receives a single warranty service fee as its transaction price at the time it enters into a written contract with each of its builder customers. Each contract contains two separate performance obligations - warranty administrative services and other warranty services. Warranty administrative services include enrolling each home sold by the builder into the program and the warranty administrative system and delivering the warranty product. Other warranty services include answering builder or homeowner questions regarding the home warranty and dispute resolution services.

Standalone selling prices are not directly observable in the contract for each of the separate performance obligations. As a result, PWSC has applied the expected cost plus a margin approach to develop models to estimate the standalone selling price for each of its performance obligations in order to allocate the transaction price to the two separate performance obligations identified.

For the model related to the warranty administrative services performance obligation, PWSC makes judgments about which of its actual costs are associated with enrolling each home sold by the builder into the program and the warranty administrative system and delivering the warranty product. For the model related to the other warranty services performance obligation, PWSC makes judgments about which of its actual costs are associated with activities, such as answering builder or homeowner questions regarding the home warranty and dispute resolution services, which are performed over the life of the warranty coverage period. The relative percentage of expected costs plus a margin associated with the warranty administrative services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the warranty administrative services performance obligation, which PWSC recognizes as earned at the time the home is enrolled and the warranty product is delivered. The relative percentage of expected costs plus a margin associated with the other warranty services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the other warranty services performance obligation, which PWSC recognizes as earned as services are performed over the warranty coverage period.

For the other warranty services performance obligation, PWSC applies an input method of measurement, based on the expected costs plus a margin of providing services, to determine the transfer of its services over the warranty coverage period. PWSC uses historical data regarding the number of calls it receives and activities performed, in addition to the number of homes enrolled, to estimate the number of complaints and dispute resolution requests to be received by year until coverage expires, which allows PWSC to develop a revenue recognition pattern that it believes provides a faithful depiction of the transfer of services over time for the other warranty services performance obligation.

PWSC’s homebuilder warranty commissions include commissions from the sale of warranty contracts for those builders who have requested and receive insurance backing of their warranty obligations. PWSC acts as an agent on behalf of the third-party insurance company that underwrites and guaranties these warranty contracts. Homebuilder warranty commissions are earned on the certification date, which is typically the date of the closing of the sale of the home to the buyer. The Company also earns fees to manage remediation or repair services related to claims on insurance-backed warranty obligations, which are earned when the claims are closed, and a profit-sharing bonus on eligible warranties, which is determined based on expected ultimate loss ratio targets and is earned at the time the profit-sharing bonus is received.

In response to your second comment, the Company performed a materiality assessment to determine the effect of its revised analysis of homebuilder warranty service fees and commission income on its previously issued interim consolidated financial statements for the three-month period ended March 31, 2018 and the three and six-month periods ended June 30, 2018. As part of its materiality assessment, the Company considered both quantitative and qualitative factors as set forth in SEC Staff Accounting Bulletin No. 99 (“SAB 99”), as follows:

Quantitative Assessment:

Below is a summary of the effect of our revised assessment on homebuilder warranty service fees and commission income previously reported by the Company in Note 12, Revenue from Contracts with Customers, in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and the three and six months ended June 30, 2018:

The Company assessed the quantitative effect of the adjustments in the table above on its consolidated financial statements as of and for the three months ended March 31, 2018 and as of and for the three and six months ended June 30, 2018, as follows:

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For the three months ended March 31, 2018, the adjustment of $0.5 million represents 3.6% of revenues from continuing operations, 20.4% of loss from continuing operations, 21.7% of net loss attributable to common shareholders and would have increased diluted loss per share attributable to common shareholders by $0.02, or 18.2%. It should be noted that the Company did not report discontinued operations in its Quarterly Report on Form 10-Q for the period ended March 31, 2018; however, we have presented the adjustment for the three months ended March 31, 2018 as a percentage of revenues from continuing operations and loss from continuing operations because we believe this is more comparable to three and six month periods ended June 30, 2018 described below.

•
For the three months ended June 30, 2018, the adjustment of $0.5 million represents 3.6% of revenues from continuing operations, 18.2% of loss from continuing operations, 5.7% of net loss attributable to common shareholders and would have increased diluted loss per share attributable to common shareholders by $0.02, or 5.0%.

•
For the six months ended June 30, 2018, the adjustment of $1.0 million represents 3.6% of revenues from continuing operations, 19.3% of loss from continuing operations, 9.1% of net loss attributable to common shareholders and would have increased diluted loss per share attributable to common shareholders by $0.05, or 10.0%.

•	The adjustments described above represent 1.2% and 2.4% of deferred service fees as reported in the Company’s consolidated balance sheet at March 31, 2018 and June 30, 2018, respectively.

The Company does not believe the adjustments would be viewed as material to its reported revenues or deferred service fees for the periods presented. Despite the apparent effect of the adjustments on the Company’s reported loss from continuing operations and net loss attributable to common shareholders for the periods presented, the Company does not believe the effect of the adjustments described above is material to its overall business or to users of its consolidated financial statements. In arriving at this conclusion, the Company relied on the following guidance found in SAB 99, which states:

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“Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•	“Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances.”

•	“The predominant view is that materiality judgments can properly be made only by those who have all the facts.”

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“Consideration of potential market reaction to disclosure of a misstatement is by itself "too blunt an instrument to be depended on" in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”

The Company has always considered its non-standard automobile business to be the most material part of the Company’s consolidated financial statements, in terms of both its contribution to individual components of the consolidated financial statements as well as its disproportionate effect on the volatility of the Company’s reported net income/(loss) from continuing operations and net income/(loss) attributable to common shareholders. The Company has noted in the past the market’s reaction to various announcements related to earnings and dispositions. For instance, there was no negative market reaction following the July 22, 2016 announcement of the Company’s earnings for the period ended June 30, 2016, in which the Company reported an increased loss in its Extended Warranty segment. On the other hand, there was negative market reaction following the February 20, 2018 announcement of the Company’s earnings for the period ended December 31, 2017, in which the Company reported an increased loss in its Insurance Underwriting segment. In addition, the market reacted positively in the aftermath of both the Company’s May 10, 2018 announcement that it had entered into a letter of intent to sell its non-standard automobile businesses and its July 16, 2018 announcement that it had entered into a definitive agreement to sell its non-standard automobile businesses. It has been the Company’s view that the most material current “fact” in the “context of the surrounding circumstances” that would influence the judgment of a reasonable person looking at information about the Company was whether regulatory approval would be granted to close the previously announced sale of the Company’s non-standard automobile business. Regulatory approval was, in fact, granted on October 18, 2018, and the Company announced on October 18, 2018 that the sale had closed.
The Company’s view of materiality is further supported by understanding that the adjustment does not change the economics or the overall trends of the Company’s Extended Warranty segment.  The same amount of cash was collected and the same number of warranties were sold, with the same projected economic margin, during the three months ended March 31, 2018 and the three months ended June 30, 2018.

Qualitative Assessment:

As part of its qualitative assessment in accordance with SAB 99, the Company evaluated the effect of the adjustments as follows:

•	whether the adjustments relate to items that are capable of precise measurement.

•	whether the adjustments did not mask changes in earnings or other trends used to measure Company performance.

•	whether the adjustments did not hide a failure to meet investors’ expectations about the Company.

•	whether the adjustments did not change a loss into income or vice versa during the periods impacted.

•	whether the adjustments did not concern a segment that has been identified as playing a significant role in the Company’s operations for the periods impacted, as further described above.

•	whether the adjustments did not impact the Company’s compliance with regulatory requirements.

•	whether the adjustments did not impact the Company’s compliance with debt covenants or other contractual requirements.

•	whether the adjustments had no impact on executive management compensation.

•	whether the adjustments did not conceal any unlawful transactions.

•	whether the adjustments were not intentional.

The Company believes the quantitative and qualitative aspects, when considered together, support a conclusion that the adjustments do not represent a material misstatement of the previously issued interim financial statements for the three-month period ended March 31, 2018 and the three and six-month periods ended June 30, 2018. The Company does not believe the nature of these adjustments would have affected the investment decisions of investors, nor would they change a reasonable person’s perception of the Company or overall assessment of the Company’s financial health or performance in any of the affected periods.

Viewing the facts in the context of the surrounding circumstances, particularly the Company’s pending sale of its non-standard automobile businesses, the Company does not believe the effect of our revised assessment on homebuilder warranty service fees and commission income previously reported by the Company in Note 12, Revenue from Contracts with Customers, in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and the three and six months ended June 30, 2018 would make it “probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."
The Company proposes to revise its disclosure included in Note 4(a), Adoption of New Accounting Standards, in its Quarterly Report on Form 10-Q for the period ended September 30, 2018, as follows:
Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), and the related amendments, utilizing the modified retrospective approach, which created a new comprehensive revenue recognition standard that serves as the single source of revenue guidance for all contracts with customers to transfer goods or services or contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Insurance contracts, lease contracts and investments are not within the scope of ASU 2014-09. ASU 2014-09 is applicable to the Company's service fee and commission income. Service fee and commission income represents vehicle service agreement fees, maintenance support service fees, warranty product commissions, homebuilder warranty service fees and homebuilder warranty commissions based on terms of various agreements with credit unions, consumers, businesses and homebuilders. With the exception of homebuilder warranty service fees, which is discussed further below, the adoption of ASU 2014-09 did not change the way we recognize revenue for the three and nine months ended September 30, 2018.

The new guidance affects PWSC’s homebuilder warranty service fees, which will be recognized more slowly as compared to the historic revenue recognition pattern prior to the Company’s adoption of ASU 2014-09. During the third quarter of 2018, the Company corrected its initial adoption of ASU 2014-09 and applied the expected cost plus a margin approach to develop models to estimate the standalone selling price for each of PWSC’s performance obligations in order to allocate the transaction price to the two separate performance obligations identified. Prior to applying this approach, the Company used a different methodology to allocate the transaction price to the two separate performance obligations. This expected cost plus a margin approach will result in the Company recognizing homebuilder warranty service fees more slowly compared to the previously calculated revenue recognition pattern initially utilized during the six months ended June 30, 2018. During the third quarter of 2018, the Company recorded an adjustment to decrease service fee and commission income by $1.0 million and increase deferred service fees by $1.0 million related to the correction of our prior accounting for PWSC’s homebuilder warranty service fees during the six months ended June 30, 2018.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer